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                                                                      Exhibit 12


                         R.R. Donnelley & Sons Company

                      Ratio of Earnings to Fixed Charges

                    (In thousands except ratios)                                          Year ended December 31:
                                                                           1998     1997      1996            1995      1994
                                                                        ------------------------------------------------------
Earnings available for fixed charges:
    Earnings (loss) before income taxes                                 $509,305  $190,171  $(110,480) (1)  $439,532  $395,004
    Less: Equity earnings of minority-owned companies                     (3,665)   (3,266)    (8,560)        (5,405)     (162)
    Add: Dividends received from investees under the equity method         3,349     2,614      2,370          2,298     1,942
    Add: Minority interest expense in majority-owned subsidiaries          4,475     5,732     (1,720)         5,445     2,493
    Add: Fixed charges before capitalized interest                        92,919   102,098    104,343        127,056    74,264
    Add: Amortization of capitalized interest                              8,335     7,969      7,354          6,731     6,129
                                                                        ------------------------------------------------------

              Total earnings available for fixed charges                 614,718   305,318     (6,693)       575,657   479,670


Fixed charges:
     Interest expense                                                     78,166    90,765     95,482        109,810    53,468
     Interest portion of rental expense                                   13,999    10,421      7,825         16,400    20,267
     Amortization of discount related to indebtedness                        754       912      1,036            846       529
                                                                        ------------------------------------------------------
     Total fixed charges before capitalized interest                      92,919   102,098    104,343        127,056    74,264
     Capitalized interest                                                  4,996     9,959     11,716         10,899    10,233
                                                                        ------------------------------------------------------

              Total fixed charges                                       $ 97,915  $112,057   $116,059       $137,955   $84,497

     Ratio of earnings to fixed charges                                     6.28      2.72      (0.06) (2)      4.17      5.68


(1) Includes restructuring and impairment pre-tax charges of $442 million and a pre-tax loss from operations of businesses held for sale of $123 million.

(2) Dollar amount of deficiency relating to less than one-to-one coverage is $123 million.